SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and Construtora Tenda S.A. (“Tenda” and, jointly with Gafisa, “Companies”), inform to the market in general the following:

Disclosure of Tenda’s Interim Financial Statements for the Nine-Month Period Ended September 30, 2016

Tenda released, on this date, its interim financial statements for the nine-month period ended September 30, 2016, accompanied by the independent auditors’ report (“ITR Tenda”).

It is worth pointing out Tenda’s financial information composes the consolidated basis of Gafisa’s financial information. Therefore, the ITR Tenda financial information is an integral part of Gafisa’s consolidated interim financial statements for the nine-month period ended September 30, 2016 to be released on November 8, 2016.

ITR Tenda is available at the websites of the Brazilian Securities and Exchange Commission – CVM and of the Companies, at the following addresses: (i) www.cvm.gov.br (at this website access the “Systems Center” at the homepage, access “Information about the Companies”, then, “Eventual and periodic information (ITR, DFs, Material Facts, Notices to the Market, amongst others)”, in a new page, type “Tenda” and click on “Continue”, then click on “Construtora Tenda S/A” and select “ITR”); (ii) http://www.gafisa.com.br/ri/ (at this website, click on “Financial Information”, and then click on “Results” and “2016”); (iii) http://www.tenda.com/investidores/ (at this website, click on “2016”).

Restatement of Tenda’s Financial Statements for the fiscal years ended in 2015, 2014 and 2013

Tenda restated, on this date, its parent company and consolidated financial statements for the fiscal years ended December 31, 2015, 2014 and 2013 (“DFs Tenda”).

DFs Tenda have been restated, in compliance with CPC 23 – Accounting Policies, Change of Estimates and Rectification of Error, due to the following items: (i) reclassification of treasury shares issued by its parent company Gafisa S.A., acquired through the Buyback Program, which were unduly classified into Shareholders’ Equity instead of being considered as financial assets available for sale, also being subject to recognition of variation at fair value under Shareholders’ Equity and Comprehensive Income Statement. In addition, income from the sale of these financial investments destined for sale was registered under the statement of income for the year; and (ii) reclassification of income from divestment in associated company, from income deriving from discontinued operations to income deriving from continued operations, since Tenda no longer owns control over such associated company, applicable only for 2013 financial statements.

Below, a summary of the effects:

a.      2013 Financial Statements

	Parent Company			Consolidated
	Balances originally stated on 12/31/2013	Adjustments	Restated balances	Balances originally stated on 12/31/2013	Adjustments	Restated balances
Balance Sheet
Current assets (i)	1,198,235	65,305	1,263,540	1,881,163	65,305	1,946,468
Non-current assets	190,875	-	190,875	297,293	-	297,293
Investments	2,383,234	-	2,383,234	225,702	-	225,702
Fixed and intangible assets	34,904	-	34,904	37,678	-	37,678
Total assets	3,807,248	65,305	3,872,553	2,441,836	65,305	2,507,141

Current liabilities	2,347,548	-	2,347,548	836,993		836,993
Non-current liabilities	331,731	-	331,731	452,263		452,263
Total liabilities	2,679,279	-	2,679,279	1,289,256		1,289,256
Shareholders ‘equity (i)	1,127,969	65,305	1,193,274	1,152,580	65,305	1,217,885
Total liabilities and shareholders’ equity	3,807,248	65,305	3,872,553	2,441,836	65,305	2,507,141

	Parent Company			Consolidated
	Balances originally stated on 12/31/2013	Adjustments	Restated balances	Balances originally stated on 12/31/2013	Adjustments	Restated balances
Financial Statements
Net Oper. Revenue	508,510	-	508,510	817,461	-	817,461
Operating costs	(455,457)	-	(455,457)	(752,216)	-	(752,216)
Operating (Expenses)/revenues	(170,981)	42,548	(128,433)	(179,951)	42,548	(137,403)
Income from divestment in associated company (ii)	-	42,548	42,548	-	42,548	42,548
Financial result	(15,546)	-	(15,546)	(3,812)	-	(3,812)
Income tax and social contribution	-	-	-	(8,651)	-	(8,651)
Net income from continued operations	(133,474)	42,548	(90,926)	(127,169)	42,548	(84,621)
Net income from discontinued operations	42,548	(42,548)	-	42,548	(42,548)	-
Non-controlling shareholders	-	-	-	6,305	-	6,305
Net income for the period	(90,926)	-	(90,926)	(90,926)	-	(90,926)

(i)                  Amount referring to treasury shares issued by Gafisa acquired through the 2013 Buyback Program for the total cost of R$7.4 million and less variation measured at fair value at R$6.0 million, recorded under Shareholders’ Equity.

(ii)                Amount referring to the reclassification of income from divestment in associated company, from income deriving from discontinued operations in the amount of R$42.5 million into income deriving from continued operations, since Tenda no longer owns control over such associated company.

b.      2014 Financial Statements

Parent Company				Consolidated
Balances originally stated on 12/31/2014	Adjustments		Restated balances	Balances originally stated on 12/31/2014	Adjustments	Restated balances
Financial Statements
Net Oper. Revenue	313,987	-	313,987	570,138	-	570,138
Operating costs	(217,303)	-	(217,303)	(444,248)	-	(444,248)
Operating (Expenses)/revenues	(210,182)	-	(210,182)	(237,073)	-	(237,073)
Financial result	4,061	(32,207)	(28,146)	7,332	(32,207)	(24,875)
Income tax and social contribution	-	-	-	(6,328)	-	(6,328)
Net income from continued operations	(109,437)	(32,207)	(141,644)	(110,179)	(32,207)	(142,386)
Non-controlling shareholders	-	-	-	(742)	-	(742)
Net income for the period	(109,437)	(32,207)	(141,644)	(109,437)	(32,207)	(141,644)

(i)                   Amount referring to treasury shares issued by Gafisa, acquired through the 2014 Buyback Program, for a total cost of R$22.7 million, amounting to R$94.1 million of financial instruments destined for sale. In this same fiscal year, shares were sold for R$61.9 million, or a loss in results of R$32.2 million, R$6.0 million referring to 2013 and R$26.2 million referring to 2014.

The restatement of 2015 financial statements is necessary due to accounting adjustments in 2014. The restatement of DFs Tenda is available at the websites of the Brazilian Securities and Exchange Commission – CVM and of the Companies, at the following addresses: (i) www.cvm.gov.br (at this website access the “Systems Center” at the homepage, access “Information about the Companies”, then, “Eventual and periodic information (ITR, DFs, Material Facts, Notices to the Market, amongst others)”)”, in a new page type “Tenda” and then click on “Continue”, and click on “Construtora Tenda S/A” and select “DFP”); (ii) http://www.gafisa.com.br/ri (at this website, click on “Financial Information”, then click on “Results” and “2015”); (iii) http://www.tenda.com/investidores/ (at this website, click on 2015”).

São Paulo, October 18, 2016.

Gafisa S.A. André Bergstein Chief Financial and Investor Relations Officer	Construtora Tenda S.A. Felipe David Cohen Chief Financial and Investor Relations Officer

Pursuant to CVM Rule nº 358/2002, as amended and Conduct Handbook for Disclosure and Use of Information and Trading Policy of Securities Issued by Gafisa S.A., this Material Fact will be released in the following websites: www.cvm.gov.br, www.gafisa.com.br/ri, and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 18, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer